SE

17008960

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC
406

| SEC FILE NUMBER |
|---|
| 8-66578 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles River Brokerage, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 District Avenue
(No. and Street)

| Burlington | MA | 01803 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCarty, VP, Chief Operating Officer 781-425-3318
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

| 757 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM DO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 29, 2020

John McCarty
Signature

VP, Chief Operating Officer
Title

Kim Do
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHARLES RIVER BROKERAGE, LLC

Financial Statements and Supplementary Schedules

(SEC Identification No. 8-66578)

December 31, 2016

(With Report of Independent Registered Public Accounting Firm and Supplemental Information)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

**CHARLES RIVER BROKERAGE, LLC**

(SEC Identification No. 8-66578)

## Table of Contents

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
**Charles River Brokerage, LLC.**

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (a Massachusetts limited liability company) (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to

the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 27, 2017

**CHARLES RIVER BROKERAGE, LLC**

Statement of Financial Condition

December 31, 2016

(Amounts in Thousands)

**Assets**

| | | |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 26,013 |
| Marketable security, at fair value (cost $8) | | 13 |
| Accounts receivable | | 2,216 |
| Revenue earned, not yet billed | | 1,165 |
| Prepaid expenses and other assets | | 17 |
| Due from member | | 22 |
| Fixed assets at cost, less accumulated depreciation of ($9) | | 3 |
| Total assets | $ | 29,449 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 126 |
| Deferred compensation | | 1,075 |
| Total liabilities | | 1,201 |
| Member's equity | | 28,248 |
| Total liabilities and member's equity | $ | 29,449 |

The accompanying notes are an integral part of these financial statements.

**CHARLES RIVER BROKERAGE, LLC**

Statement of Income

Year ended December 31, 2016

(Amounts in Thousands)

| | | |
|---|---|---|
| Revenue: Commission | $ | 14,404 |
| Interest income | | 45 |
| Net change in unrealized appreciation on marketable security | | 2 |
| Total revenue | | 14,451 |
| Expenses: | | |
| Employee compensation and benefits | | 220 |
| Service fees to member | | 922 |
| Communications and data processing | | 9 |
| Exchange and clearance fees | | 38 |
| Professional fees | | 71 |
| Depreciation | | 1 |
| Dues, subscriptions and association fees | | 25 |
| Other expenses | | 12 |
| Total expenses | | 1,298 |
| Net Income | $ | 13,153 |

The accompanying notes are an integral part of these financial statements.

**CHARLES RIVER BROKERAGE, LLC**

Statement of Changes in Member's Equity

Year ended December 31, 2016

(Amounts in Thousands)

| | | Member's equity | | Retained earnings | | Total |
|---|---|---|---|---|---|---|
| Balance at December 31, 2015 | $ | 250 | $ | 44,845 | $ | 45,095 |
| Shareholder Distribution | | | | (30,000) | | (30,000) |
| Net income | | | | 13,153 | | 13,153 |
| Balance at December 31, 2016 | $ | 250 | $ | 27,998 | $ | 28,248 |

The accompanying notes are an integral part of these financial statements.

**CHARLES RIVER BROKERAGE, LLC**

Statement of Cash Flows

Year ended December 31, 2016

(Amounts in Thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 13,153 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Noncash deferred compensation expense | | (23) |
| Depreciation | | 1 |
| Net change in unrealized appreciation on marketable securities | | (2) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (1,590) |
| Revenue earned, not yet billed | | 229 |
| Prepaid expenses and other assets | | (8) |
| Due from member | | (22) |
| Due to member | | (16) |
| Accounts payable and accrued expenses | | 57 |
| Net cash provided by operating activities | | 11,779 |
| Cash flows from investing activity: | | |
| Purchase of equipment | | (1) |
| Cash flows from financing activity: | | |
| Shareholder distribution | | (30,000) |
| Net decrease in cash and cash equivalents | | (18,222) |
| Cash and cash equivalents, beginning of year | | 44,235 |
| Cash and cash equivalents, end of year | $ | 26,013 |

The accompanying notes are an integral part of these financial statements.

(Amounts in Thousands)

## Organization and Nature of Business

Charles River Brokerage, LLC (the Company) was organized as a single member limited liability company (SMLLC) under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly owned subsidiary of Charles River Systems, Inc. (the Member) and operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 (Inception).

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 (Act) and is a nonclearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the Customer Protection Rule) of the Securities and Exchange Act of 1934 (the Act) pursuant to Section (k)(2)(i) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the Company receives commissions on certain trades executed by such broker dealers. Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems (IMS) provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides information technology support and accounting and other back-office services under a Service Agreement dated as amended October 1, 2016 (the Service Agreement) as described in note 4 to the financial statements. The Member also makes payments on behalf of the Company for expenses incurred by the Company in the normal course of business. At December 31, 2016, the Company had a net receivable from the Member of $22 resulting from time entry true up.

## (1) Summary of Significant Accounting Policies

### *(a) Cash and Cash Equivalents*

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 2016 is $24,759 invested in a U.S. Treasury obligations money market fund held at the Company's broker.

### *(b) Fair Value Measurement*

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit

price) in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company's cash equivalents represent U.S. Treasury obligations money market mutual fund.

The Company's marketable security consists of an investment in a single stock, which is recorded at fair value based on the closing price as of December 31, 2016

The following table represents the Company's fair value hierarchy for its cash equivalent and marketable security as of December 31, 2016.

| | 2016 | |
|---|---|---|
| | Assets | |
| Valuation Inputs | Cash Equivalent | Marketable Security |
| Level 1 - Quoted Prices | $ **26,013** | $ **13** |
| Level 2 - Other Significant Observable Inputs | - | - |
| Level 3 - Significant Unobservable Inputs | - | - |
| | $ **26,013** | $ **13** |

Changes in valuation techniques may result in transfers in or out of currently assigned levels within the hierarchy. The Company recognizes transfers at the end of the reporting period. There were no transfers between Level 1, 2, or 3 for the year ended December 31, 2016.

### *(c) Accounts Receivable*

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary and determined that no allowance for doubtful accounts was necessary at year end.

*(d) Fixed Assets*

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

| | **Estimated life (years)** |
|---|---|
| Computer software and hardware | 3 |
| Telecommunications equipment | 5 |
| Furniture, fixtures and equipment | 10 |

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

***(e) Revenue Recognition***

Revenue is recognized when persuasive evidence of an arrangement exists, the Company has satisfied its performance obligations, the fee is fixed or determinable and collectability is reasonably assured. The Company receives shared commissions from other broker-dealer customers under its ITMA contracts as its only revenue source. These amounts are recognized when the underlying transaction is completed under the terms of such engagements.

***(f) Income Taxes***

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return.

The Company is wholly owned by an S corporation. S Corporations are generally not subject to federal and certain state income taxes. The tax income is passed through to the stockholders. Certain states do not follow the federal treatment and have an entity level tax. For presentation purposes, the Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

(Amounts in Thousands)

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements on January 1, 2009. The Company evaluated its uncertain tax positions as of December 31, 2016, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2013 to 2015 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable in income tax expense.

**(2) Use of Estimates**

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

**(3) New Accounting Pronouncements**

In May 2014, ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* was issued, which provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also provide guidance on accounting for certain contract costs and requires new disclosures. The standard is effective for annual reporting periods beginning after December 15, 2018. The standard can be adopted under either a full retrospective or modified retrospective approach with respect to presenting comparable periods prior to the effective date. The Company is still evaluating which method of adoption will be used and the impact of the new standard on its financial statements.

(Amounts in Thousands)

## (4) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of income when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2016:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 4 |
| Computer hardware | | 6 |
| Telecommunications equipment | | 2 |
| | | 12 |
| Less accumulated depreciation and amortization | | (9) |
| | $ | 3 |

Depreciation expense was $1 during 2016.

## (5) Related-Party Transactions

The Company has a fixed fee Service Agreement with the Member to cover certain recurring operating expenses, FIX Network services based on actual timesheets, as well as certain direct expenses incurred by the Member on behalf of the Company. These expenses include an office rental, accounting, legal, information technology, human resources and other general overhead costs. For the year ended, the Member allocated $294 administration expenses, $610 FIX Network fees expense, and $18 in other related expenses which include marketing and account management. These fees are included in the service fees to member account in the statement of income. There was an additional $20 related to office supplies and employee compensation benefits which are included in the employee compensation and benefits and other expense accounts within the statement of income. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions. During the year, the Company made $30,000 distribution to the Member.

## (6) Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The Company's compensation expense related to the Phantom units was $(23) in 2016, which is included in employee compensation and benefits in the statement of income. The Company's liability related to the Phantom units was $1,075 at December 31, 2016. The plan is administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events. All units were 100% vested as of December 31, 2016.



(Continued)

(Amounts in Thousands, except price and unit)

The Phantom Stock Unit Plan activity is summarized below.

| | Qualified Phantom Stock Units | Exercise Price Range of Applicable Unit Values | Weighted Average Exercise Price Average grant value per Unit |
|---|---|---|---|
| Outstanding, December 31, 2015 | 20,450 | 6.12 - 29.91 | $18.24 |
| Granted | - | | |
| Forfeitures | - | | |
| Outstanding, December 31, 2016 | 20,450 | 6.12 - 29.91 | $18.24 |

## (7) Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

## (8) Concentrations of Credit Risk

As of December 31, 2016, there is one customer who accounted for 28.5% of the Company's accounts receivable and there is one customer who accounted for 10.3% of the Company's revenue earned not yet billed.

During the year ended December 31, 2016, the Company maintained substantially all of its U.S. demand deposit accounts and money market accounts with a major bank and a leading mutual fund company. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

(Amounts in Thousands)

## (9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $24,328 which was $24,248 in excess of its minimum net capital required of $80. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2016 was .05 to 1.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer margin accounts.

## (10) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2016 through the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. There's no subsequent events noted.

**Schedule I**

**CHARLES RIVER BROKERAGE, LLC**

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

(Amounts in Thousands)

| | | |
|---|---|---|
| Net capital | | |
| Member's equity per statement of financial condition | $ | 28,248 |
| Deductions: | | |
| Nonallowable assets: | | |
| Due from member | | 22 |
| Accounts receivable | | 2,216 |
| Revenue earned, not yet billed | | 1,165 |
| Equipment | | 3 |
| Prepaid expenses and other assets | | 17 |
| | | 3,423 |
| Net capital before haircuts on securities positions (tentative net capital) | | 24,825 |
| Haircuts on securities: | | |
| Marketable security (15%) | | 2 |
| Money market fund (2%) | | 495 |
| | | 497 |
| Net Capital | | 24,328 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required of broker dealer (the greater of 6⅔% of total aggregate indebtedness but not less than $5,000) | | 80 |
| Excess net capital | $ | 24,248 |
| Total aggregate indebtedness | $ | 1,201 |
| Ratio aggregate indebtedness to net capital | | 4.94% |

See accompanying report of independent registered public accounting firm.

*There are no material differences between the computation of net capital filed on January 25, 2017, and amended FOCUS filed on February 21, 2017*

Schedule II

## CHARLES RIVER BROKERAGE, LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2016 under the Securities and Exchange Act of 1934 under the paragraph (k)(2)(i) of that rule, in that the Company's activities are limited to those set forth in the conditions for exemption. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements are not applicable.

GrantThornton



Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
**Charles River Brokerage, LLC**

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Charles River Brokerage, LLC (a Massachusetts limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 27, 2017

## 15c3-3 Exemption Report

**Charles River Brokerage, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

**Charles River Brokerage, LLC**

I, John C. McCarty, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

BY John C McCarty

VP, Chief Operating Officer

February 26, 2017

# CHARLES RIVER BROKERAGE, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed Upon Procedures Related to
An Entity's SIPC Assessment Reconciliation

December 31, 2016

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
**Charles River Brokerage, LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Charles River Brokerage, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement records entries (copies of check stubs), noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016 with the Total Revenue amounts reported in Amended Form SIPC-7 for the year ended December 31, 2016, noting no differences.
3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2017